[GRAPHIC OMITTED]


                    CHINA PETROLEUM & CHEMICAL CORPORATION
          (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                        ANNOUNCEMENT OF INTERIM RESULTS
                      (For the period ended 30 June 2003)

1.         IMPORTANT NOTICE

1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

           This announcement is a summary of the interim report. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com). The investors should read the interim report for more details.

1.2 No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the interim report.

1.3 Messrs. Liu Kegu, Fan Yifei, Ho Tsu Kwok Charles and Cao Yaofeng, Directors of Sinopec Corp., could not attend the meeting of the Board. Messrs. Liu Kegu and Fan Yifei appointed and authorised Mr. Wang Jiming, Vice Chairman, and Messrs. Ho Tsu Kwok Charles and Cao Yaofeng, Directors, appointed and authorised Messrs. Chen Qingtai and Mou Shuling, Directors, respectively, as their respective attorneys and to vote on their behalf in respect of the resolutions put forward in the meeting of the Board.

1.4 The financial statements for the six-month period ended 30 June 2003 of Sinopec Corp. and its subsidiaries ("the Company") prepared in accordance with the PRC Accounting Rules and Regulations and the International Financial Reporting Standards ("IFRS") have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued unqualified opinions on such financial statements.

1.5 Mr. Chen Tonghai (Chairman of the Board), Mr. Wang Jiming (Vice Chairman and President), Mr. Zhang Jiaren (Director, Senior Vice President and Chief Financial Officer) and Mr. Liu Yun (Head of the Accounting Department) warrant the authenticity and completeness of the financial statements contained in the interim report for the period ended 30 June 2003.

2.         BASIC INFORMATION OF SINOPEC CORP.

2.1        Basic information of Sinopec Corp.

Stock name                SINOPEC            SINOPEC             SINOPEC           [Graphic omitted]
                          CORP               CORP                CORP

Stock code                0386               SNP                 SNP                600028
Place of listing          Hong Kong Stock    New York Stock      London Stock       Shanghai Stock
                          Exchange           Exchange            Exchange           Exchange

                          Authorized         Secretary to the Board of        Representative on
                          Representatives    Directors                        Securities Matters

Name                      Mr. Wang Jiming    Mr. Chen Ge         Mr. Chen Ge        Mr. Huang Wensheng
Address                   6A Huixindong Street, Chaoyang District, Beijing, PRC
Tel                       64990060           64990060            64990060           64990060
Fax                       64990022           64990022            64990022           64990022
E-mail                    ir@sinopec.com.cn; media@sinopec.com.cn


2.2        Principal accounting data and principal indicators

2.2.1 Principal accounting data and financial indicators for the first half of 2003 prepared in accordance with the PRC Accounting Rules and Regulations

2.2.1.1    Principal accounting data and financial indicators


                                                                                    CHANGES AT THE END
                                                                                     OF THIS REPORTING
                                                                                         PERIOD (AFTER
                                                                                           ADJUSTMENT)
                                                                                    COMPARED WITH DATA
                                                                                     AT THE END OF THE
                                                                                    PREVIOUS REPORTING
ITEM                                                       AT 31 DECEMBER 2002           PERIOD (%)
                                        AT 30 JUNE             AFTER        BEFORE
                                           2003          ADJUSTMENT*     ADJUSTMENT

Current assets (RMB millions)            104,685             99,008         99,008                5.73
Current liabilities (RMB
millions)                                117,291            115,923        121,125                1.18
Total assets (RMB millions)              380,114            368,375        368,375                3.19
Shareholders' funds (excluding
minority interests) (RMB
millions)                                156,280            151,717        146,515                3.01
Net assets per share
(RMB/share) (Fully diluted)                1.802              1.750          1.690                2.97
Adjusted net assets per share
(RMB/share)                                1.781              1.736          1.676                2.59

                                                                                       CHANGES IN THIS
                                                                                      REPORTING PERIOD
                                                                                       COMPARED TO THE
                                                                                           SAME PERIOD
                                         SIX-MONTH                                              (AFTER
                                            PERIOD                                      ADJUSTMENT) OF
                                             ENDED  SIX-MONTH PERIOD ENDED 30 JUNE       THE PRECEDING
ITEM                                 30 JUNE  2003               2002                         YEAR (%)
                                                              AFTER          BEFORE
                                                        ADJUSTMENT*      ADJUSTMENT

Net profit (RMB millions)                    9,765            4,504           4,504             116.81
Net profit before non-operating
profits/losses (RMB millions)               10,221            4,639           4,639             120.33
Earnings per share (RMB/share)
(Fully diluted)                              0.113            0.052           0.052             117.31
Return on net assets (%)  (Fully                                                       3.11 percentage
diluted)                                      6.25             3.14            3.18              point
Net cash flow from operating
activities (RMB millions)                   29,982           21,659          21,659              38.43

*      The Company  adopted  the revised  "Accounting  Regulations  for  Business  Enterprises-Post  Balance  Sheet
       Events" that  resulted in a change in  accounting  policy which has been  applied  retrospectively.  (Please refer to section 7.3.1 of this announcement.)

2.2.1.2    Non-operating profits/losses

           [x] applicable     [ ] inapplicable

                                                      SIX-MONTH PERIOD ENDED
NON-OPERATING PROFITS/LOSSES                                    30 JUNE 2003
                                                                RMB millions

Non-operating income                                                      88
Non-operating expenses                                                  (768)
Tax effect                                                               224
Total                                                                   (456)

2.2.2 Principal accounting data and financial indicators for the first half of 2003 prepared in accordance with IFRS


                                                                                       CHANGES IN THIS
                                                      SIX-MONTH        SIX-MONTH      REPORTING PERIOD
                                                   PERIOD ENDED     PERIOD ENDED       COMPARED TO THE
                                                        30 JUNE          30 JUNE    SAME PERIOD OF THE
ITEM                                                       2003             2002    PRECEDING YEAR (%)

Operating profit (RMB millions)                          18,436           10,707                 72.19
Net profit (RMB millions)                                10,701            5,433                 96.96
                                                                                       1.76 percentage

Return on capital employed (%)*                            4.61             2.85                 point
Earnings per share (RMB/share)                            0.123            0.063                 95.24
Net cash flow from operating activities (RMB
millions)                                                27,855           18,496                 50.60

*  Return on capital employed = operating profit x (1 - income tax rate)/capital employed


                                                                                     CHANGES AT THE END
                                                                                      OF THIS REPORTING
                                                                                   PERIOD COMPARED WITH
                                                                                     DATA AT THE END OF
                                                                   AT 31 DECEMBER          THE PREVIOUS
ITEM                                            AT 30 JUNE 2003              2002  REPORTING PERIOD (%)

Current assets (RMB millions)                           107,640           101,884                  5.65
Current liabilities (RMB millions)                      118,933           117,434                  1.28
Total assets (RMB millions)                             389,211           375,881                  3.55
Shareholders' funds (excluding minority
interests) (RMB millions)                               159,984           154,485                  3.56
Net assets per share (RMB/share)                          1.845             1.782                  3.54
Adjusted net assets per share (RMB/share)                 1.825             1.768                  3.22


2.2.3 Major differences between the PRC Accounting Rules and Regulations, IFRS and US GAAP on net profit of the Company for the first half of 2003

           [x] applicable     [ ] inapplicable


2.2.3.1 Analysis of the effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit

                                                                          SIX-MONTH PERIODS
                                                                            ENDED 30 JUNE
                                                                               2003               2002
                                                                       RMB millions       RMB millions

Net profit under the PRC Accounting Rules and Regulations                     9,765              4,504
Adjustments:
Depreciation of oil and gas properties                                        1,270              1,210
Capitalisation of general borrowing costs                                       203                 72
Acquisition of Sinopec National Star                                             58                 58
Revaluation of land use rights                                                    9                  9
Pre-operating expenditures                                                    (100)                  -
Impairment losses on long-lived assets                                          (5)                  -
Effects of the above adjustments on taxation                                  (499)              (420)
Net profit under IFRS                                                        10,701              5,433

2.2.3.2    Analysis of the effects of major differences between IFRS and US
           GAAP on profit attributable to shareholders

                                                                            SIX-MONTH PERIODS
                                                                              ENDED 30 JUNE
                                                                               2003                  2002
                                                                       RMB millions          RMB millions

Profit attributable to shareholders under IFRS                               10,701                 5,433
US GAAP adjustments:
Foreign exchange gains and losses                                                38                    38
Capitalisation of property, plant and equipment                                   6                     6
Depreciation on revalued property, plant and equipment                        2,007                 2,085
Disposal of property, plant and equipment                                       250                   166
Exchange of assets                                                               12                     -
Reversal of impairment of long-lived assets, net of
depreciation effect                                                              28                    30
Capitalised interest on investments in associates                               129                    63
Goodwill amortisation for the period                                            (3)                     3
Cumulative effect of adopting SFAS No. 142                                        -                    11
Deferred tax effect of US GAAP adjustments                                    (756)                 (730)
Profit attributable to shareholders under US GAAP                            12,412                 7,105
Basic and diluted earnings per share under US GAAP (RMB/share)                 0.14                  0.08
Basic and diluted earnings per ADS under US GAAP (RMB/share)*                 14.32                  8.19

* Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares of H Shares.


3.         CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF THE PRINCIPAL
           SHAREHOLDERS

3.1        Statement of changes in share capital

           [x] applicable     [ ] inapplicable

3.2        Top ten shareholders

Total number of shareholders at 30 June 2003        455,532 (of which: domestic 437,214, overseas 18,318)

Top ten shareholders at 30 June 2003

                          INCREASE/                                             PLEDGES
                           DECREASE                                             OVER OR
                         DURING THE                  PERCENTAGE                 LOCK-UPS    TYPE OF
                          REPORTING     NUMBER OF      OF TOTAL   NATURE OF     OF THE      SHARES
SHAREHOLDER                  PERIOD   SHARES HELD SHAREHOLDINGS   SHARES HELD   SHARES      HELD
                      10,000 shares 10,000 shares             %

China Petrochemical
Corporation                       0   4,774,256.1         55.06   non-tradable  no          State-owned
                                                                                            Shares
HKSCC (Nominees)           37,344.5     932,159.0         10.75   tradable      unknown     H Shares
Limited
China Development
Bank                              0     877,557.0         10.12   non-tradable  No          State-owned
                                                                                            Shares
China Cinda Asset
Management Corp.                  0     872,065.0         10.06   non-tradable  No          State-owned
                                                                                            Shares
ExxonMobil Far East               0     316,852.9          3.65   tradable      unknown     H Shares
Holdings Ltd.
Shell Eastern (PTE)               0     196,642.2          2.27   tradable      unknown     H Shares
Ltd.
bp Oil Espana S.A.                0     182,922.9          2.11   tradable      unknown     H Shares
China Orient Asset
Management Corp.                  0     129,641.0          1.50   non-tradable  No          State-owned
                                                                                            Shares
Guo Tai Jun An Corp.              0      58,676.0          0.68   non-tradable  No          State-owned
                                                                                            Shares

TOPGOAL Company          (13,000.0)      20,906.5          0.24   tradable      unknown     H Shares

Note on the relationship      Holders of the non-tradable shares have no connections and are not
between the top ten           parties acting in concert. Sinopec Corp. is not aware of any connection
shareholders:                 or activities in concert between such holders of non-tradable  shares and holders of tradable shares or amongst holders of tradable shares.
                              Apart from as stated above, as at 30 June 2003, Sinopec Corp. is not aware of any interests disclosable pursuant to section 324 of the
                              Securities and Futures Ordinance, Chapter 571 of the Laws of Hong
                              Kong.


                                                 Name of          Lock-up
                                               shareholders       period

Lock-up periods on strategic investors
or legal person subscribers of placement
of new shares                                        -               -


3.3 Changes of the controlling shareholders and the actual controllers in the reporting period

           |_| applicable     |x| inapplicable

4.         INFORMATION ABOUT THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1 Information about the terms of office of the directors, supervisors and senior management

On 22 April 2003, Sinopec Corp. held its first extraordinary general meeting for the year 2003, and elected members of the Second Session of the Board of Directors and supervisors on behalf of shareholders for the Second Session of the Supervisory Committee of Sinopec Corp. The Board of Directors consists of Mr. Chen Tonghai, Mr. Wang Jiming, Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong, Mr. Fan Yifei, Mr. Chen Qingtai, Mr. Ho Tsu Kwok Charles, Mr. Shi Wanpeng, Mr. Zhang Youcai, and Mr. Cao Yaofeng. Supervisors on behalf of shareholders include: Mr. Wang Zuoran, Mr. Zhang Chongqing, Mr. Wang Peijun, Mr. Wang Xianwen, Mr. Zhang Baojian, Mr. Kang Xianzhang, Mr. Cui Jianmin, and Mr. Li Yonggui. Supervisors on behalf of employees include: Mr. Su Wensheng, Mr. Cui Guoqi, Mr. Zhang Xianglin and Mr. Zhang Haichao.

On the same day, the first meeting of the Second Session of the Board of Directors of Sinopec Corp. was held, at which Mr. Chen Tonghai was elected Chairman of the Board, Mr. Wang Jiming was elected Vice Chairman of the Board; Mr. Wang Jiming was appointed as President; Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong, and Mr. Wang Tianpu were appointed as Senior Vice Presidents; Mr. Wang Zhigang, Mr. Zhang Jianhua, Mr. Cai Xiyou, and Mr. Li Chunguang were appointed as Vice Presidents; Mr. Zhang Jiaren (who holds a concurrent post as Senior Vice President) was appointed as Chief Financial Officer; Mr. Chen Ge was appointed as Secretary to the Board of Directors. At the first meeting of the Second Session of the Supervisory Committee of Sinopec Corp. held on the same date, Mr. Wang Zuoran was elected as Chairman of the Second Session of the Supervisory Committee of Sinopec Corp.

At the Annual General Meeting for the year 2002 held on 10 June 2003, Mr. Liu Genyuan and Mr. Liu Kegu were elected as directors for the Second Session of the Board of Directors of Sinopec Corp.

4.2 Information about the changes in the shares held by the directors, supervisors and senior management

           |x| applicable       |_| inapplicable

During the period between 1 January 2003 and 31 March 2003, none of the directors, supervisors or other members of the senior management or any of their spouses or children under age of 18 had any interests in any shares or debentures of Sinopec Corp. (within the meaning of the Securities (Disclosure of Interests) Ordinance of Hong Kong (the "SDI Ordinance")) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to
Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein, or any interests in warrants to subscribe for shares in Sinopec Corp. which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (supervisors have made similar disclosure, if any, as if they were directors).

During the period between 1 April 2003 and 30 June 2003, none of the directors, supervisors, chief executives, other members of the senior management and their respective associates had any interests and short positions in the shares, debentures or underlying shares of Sinopec Corp. (within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong (the "SFO")) which will have to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO) or which will be required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which will be required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to Sinopec Corp. and the Hong Kong Stock Exchange.

5.         BUSINESS REVIEW AND PROSPECTS AND MANAGEMENT'S DISCUSSION AND
           ANALYSIS

5.1        Business review and prospects

In the first half of 2003, in spite of the influences exerted by the war in Iraq and the sudden outbreak of SARS in China, China's economy still sustained a relatively rapid growth, with a GDP growth rate of 8.2%, and the domestic demand for petroleum and petrochemical products also increased accordingly. According to the Company's research, the apparent domestic consumption of refined oil products (inclusive of gasoline, diesel oil and kerosene) in the first half of this year increased by 3.2% over the same period last year whilst the apparent consumption of petrochemical products (in terms of ethylene) increased by 10.5%. All these created a favorable external environment for the sustainable business expansion of the Company.

Facing the outbreak of the war in Iraq and SARS which brought about drastic market fluctuations, the Company paid close heed to the latest development of economic conditions in the domestic and international arenas and made correct judgment on the domestic and overseas price trends of crude oil and petrochemical products, formulated and put into force a series of effective countermeasures in time. As a result, not only have we caught the prime opportunity of high prices of crude oil, we have also averted the risks of declining oil prices. Besides, we exerted strict control over the processing volume, adjusted the inventory level and expanded export volumes at the right time. In particular, after the occurrence of SARS, the Company adjusted its marketing strategy, further rescheduled the checking and maintenance plans on some refining and petrochemicals facilities and reinforced internal management, thus gaining an active position in its production and operation activities.

Thanks to the concerted efforts of our staff, the Company's profits in the first half of 2003 posted a record high. According to the PRC Accounting Rules and Regulations, the Company's income from principal operations was RMB194.84 billion, representing a 38.6% increase over the first half of 2002. The Company's net profit was RMB9.765 billion, representing an increase of RMB5.26 billion over the first half of 2002. Based on the number of shares outstanding at the end of the reporting period, earnings per share were RMB0.113. According to the International Financial Reporting Standards ("IFRS"), turnover and other operating revenues amounted to RMB202.47 billion, up by 38.5% over the first half of 2002. Profit attributable to shareholders was RMB10.70 billion, representing an increase of RMB5.27 billion over the first half of 2002. Based on the number of shares outstanding at the end of the reporting period, earnings per share were RMB0.123.

The Board of Directors has decided to distribute an interim dividend of RMB0.03 per share for the first half of 2003, which is equivalent to RMB3 per ADS.

5.1.1      Production and Operation

(1)   Exploration and Production Segment

In the first quarter of 2003, due to influences of the war in Iraq and the relatively low level of US crude and distillates inventory, international crude oil price surged up to a record high for recent years. In the second quarter, with the quick ending of the war, crude oil price began to fall but remained at a relatively high level. The average crude oil price for the first half of 2003 was up significantly compared with that in the same period last year. The Platt's Singapore spot price for Brent averaged US$ 28.78 per barrel, representing an increase of 25% over the first half of 2002. Domestic price trend of crude oil generally followed that of the international market. However, due to the one-month time lag of domestic price behind the international price and the notable increase in the price of Cinta, which was used as a reference, the average crude price realized by the Company during the first half of 2003 was US$ 28.90 per barrel, representing an increase of 44.8% over the first half of 2002.


                               [GRAPHIC OMITTED]

                    PRICE TREND OF INTERNATIONAL CRUDE OIL

In the first half of 2003, the Company followed the principle of taking into account of the reserves, production volume and profitibility as a whole and has attained remarkable results in the exploration, development and production of crude oil and natural gas.

In exploration, the Company made breakthroughs in three oilfields at Tahe oilfield in Tarim Basin, and new blocks in Shengli Oilfield in Eastern China, and had significant discoveries in natural gas prospect areas in Ordos Basin, Sichuan Basin, and marine phase sedimentary areas in Southern China, etc. A number of major exploration wells in the western frontiers demonstrated good indications of oil and gas reserves and presented preliminarily a bright prospect for strategic replacement of resources. With regard to the mature fields in the East, the Company continued to achieve sound results in its extended exploration in surrounding areas. In the first half of 2003, the newly added geological reserves of crude oil amounted to approximately 100 million tonnes, whilst the newly added geological reserves of natural gas was approximately 51.7 billion cubic meters.

In development, adhering to the principle of "giving priority to profitability, and prioritizing projects according to their economic viability", the Company prioritised easy-to-develop oil and gas reserves for development, optimized development plans and improved the quality of capacity construction. In the first half of 2003, the newly built production capacity of crude oil and natural gas reached approximately 2.596 million tonnes per year and 346 million cubic meters per year, respectively.

In production, the Company actively seized the opportunity when the overall oil price stayed at a relatively high level, conducted comprehensive management over its existing oilfields, and resorted to science and technology advancements to enhance its recovery rate. In addition to maintaining a stable output in its existing oilfields, the Company also ensured that the newly added production capacity was put into production in time. In the first half of 2003, the Company produced 133.72 million barrels of crude oil and 90.7 billion cubic feet of natural gas, representing an increase of 0.97% and 3.3% respectively over the first half of 2002.

                OPERATING SUMMARY OF EXPLORATION AND PRODUCTION


                                                          FIRST HALF       FIRST HALF           CHANGE
                                                             OF 2003          OF 2002                %

Crude oil production (million barrels)                        133.72           132.43            0.97
Natural gas production (billion cubic feet)                     90.7             87.8            3.30
Newly added proved oil reserves (million barrels)              115.8            178.5          (35.13)
Newly added proved gas reserves (billion cubic feet)           276.8            211.3            31.0
Proved oil reserves at the end of the reporting
   period (million barrels)                                    3,302            3,262            1.23
Proved gas reserves at the end of the reporting
   period (billion cubic feet)                                 3,515            3,683           (4.56)


Note: The conversion rate of crude oil production is 1 tonne = 7.1 barrels, and the conversion rate of natural gas production is 1 cubic meter = 35.31 cubic feet.

(2)   Refining Segment

In the first half of 2003, the Company responded proactively to market changes and arranged the processing volume of crude oil in a rational way. In the first quarter, we seized the opportunities of robust demand and increased crude oil processing volume. In the second quarter, in response to the adverse impact of SARS on the market demand, the Company reduced processing volume in a timely manner, thus laid a solid foundation for the market stability. Meanwhile, the Company adjusted the product mix, increased the production of chemical feedstock and products with high added value and boosted the sales volume of refined products other than gasoline, diesel and kerosene. On top of it, we further optimized the allocation of crude oil resources, and with priority, arranged crude processing volume for integrated refining and petrochemical enterprises and those with optimal profits. The Company continued to reduce the production costs, and the processing volume of sour crude increased by 14.1% compared with that of the same period last year. As a result of these efforts, major economic and technical indicators have all improved. For instance, the light product yield reached 73.97%, 0.86 percentage point higher than the same period last year and the refining yield amounted to 93.07%, representing a 0.79 percentage point rise over the same period last year. Besides, the Company relied on scientific and technological advancements and launched all-around production program of high octane number gasoline. The quality of our gasoline for vehicles has generally meet the new regulated specification to satisfy market needs.


                         OPERATING SUMMARY OF REFINING


                                                             FIRST HALF     FIRST HALF
                                                                OF 2003        OF 2002       CHANGE (%)

Crude processing volume (1,000 barrels/day)                       2,213           2,070            6.91
Of which: Sour crude processing volume (1,000
barrels/day)                                                      432.0           378.6           14.10
Refinery utilization (%)                                           83.0            79.4             3.6
                                                                                                  percentage
                                                                                                  points
Gasoline, diesel oil and kerosene production (million
tonnes)                                                           32.46           30.34            6.99
Of which: gasoline (million tonnes)                              10.220           9.248           10.51
diesel oil (million tonnes)                                      19.790          18.769            5.44
kerosene (million tonnes)                                          2.45            2.32            5.60
Chemical feedstock (million tonnes)                                8.19            7.62            7.48
Light product yield (%)                                           73.97           73.11            0.86
                                                                                             percentage
                                                                                                  point
Refining yield (%)                                                93.07           92.28            0.79
                                                                                             percentage
                                                                                                  point

Note:      crude processing volume is converted at 1 tonne = 7.35 barrels.


(3)  Marketing and Distribution Segment

In the first half of 2003, in spite of influences exerted by the war in Iraq and SARS, domestic demand for refined oil products still experienced continued growth. The first quarter saw strong demand whilst the second quarter witnessed a slowed-down growth in demand.

In the first half of 2003, the Company made intensified efforts in market analysis and projections, reinforced its control and allocation of resources, further improved its marketing structure, and expanded its retail and direct distribution activities. The Company continued to optimize its retail network of refined oil products, closed down petrol stations with low efficiency and pushed up the fueling throughput per petrol station. In addition, the Company actively tapped the rural and marine markets and continuously increased its aggregate sales volume. In the first half of 2003, the Company's total domestic sales volume of refined oil products amounted to 35.24 million tonnes, up by 3.4% over the first half of 2002, of which 17.83 million tonnes of retail and 6.92 million tonnes of direct distribution, up by 5.8% and 12.0%, respectively, over the same period last year. Retail and direct distribution volume of refined oil products increased to 70.2% of the total domestic sales volume from 67.6% in the same period last year. The Company seized the opportunities arising from the global market and made efforts in expanding the export volume of refined oil products, which laid a foundation for the stabilization of the domestic market and improvement of the refinery utilization rate. During this period, the accumulated export volume of refined oil products amounted to 3.27 million tonnes, representing an increase of 62.9% over the first half of 2002.

               SUMMARY OF THE MARKETING AND DISTRIBUTION SEGMENT


                                                             FIRST HALF   FIRST HALF OF
                                                                OF 2003            2002       CHANGE %

Total domestic sales of refined oil products (million
tonnes)                                                           35.24           34.07             3.4
Of which: Retail volume (million tonnes)                          17.83           16.86             5.8
Direct distribution volume (million  tonnes)                       6.92            6.18            12.0
Wholesale volume (million tonnes)                                 10.49           11.03           (4.9)
Average annual throughput per petrol station
(tonne/station)                                                   1,612           1,506             7.0
Retail volume/total sales volume (%)                                                                1.1
                                                                                             percentage
                                                                   50.6            49.5          points
Total number of petrol stations                                  29,425          27,489             7.0
Of which: Number of self-operated petrol stations                24,128          24,256            (0.5)
Number of franchised petrol stations                              5,297           3,233            63.8



(4)   Chemicals Segment

In the first half of 2003, domestic demand for chemical products still experienced a continued growth, but at a slowed speed owing to the impact of SARS. The apparent consumption of synthetic resin, synthetic fiber, monomers and polymers for synthetic fiber, and synthetic rubber reached 13.66 million tonnes, 5.47 million tonnes, 8.84 million tonnes and 1.03 million tonnes, respectively, all experienced various levels of growth.

In the first half of 2003, the cycle of chemicals sector recovered slowly. In the first quarter, international prices of petrochemical products rebounded swiftly as a result of increase in crude oil price, but dropped moderately in the second quarter. Due to the negative impact of SARS, the demand for petrochemical products by pertinent industries dropped, which led to a reduction in domestic prices in the second quarter. However, the overall domestic prices of petrochemical products in the first half of 2003 were still higher than those in the same period last year. During this period, the Company's average realized price of synthetic resin, synthetic rubber, synthetic fiber, and monomers and polymers for synthetic fiber increased by 14.67%, 37.82%, 15.06% and 4.16%, respectively over the first half of 2002.

                               [GRAPHIC OMITTED]

             PRICE TREND OF PETROCHEMICAL PRODUCTS OF THE COMPANY

In the first half of 2003, the Company optimized the allocation of resources, which led to an increase in self-sufficiency rate of chemical feedstock and ethylene yield. The Company's major petrochemical facilities ran smoothly and the production of principal petrochemical products have surged up by leaps. Amongst the above, the production of synthetic resin, synthetic fiber and synthetic rubber were up by 23.3%, 5.2% and 10.2%, respectively, over the first half of 2002. The portion of high value-added products further increased, with performance compound accounted for 55.43% of synthetic resin and differential fiber accounted for 40.26% of synthetic fiber. The Company actively promoted market expansion and increased the sales to production ratio. The sales to production ratio for the Company's key petrochemical products reached 99.8% and direct sales ratio accounted for 66.6%.

                  PRODUCTION OF MAJOR PETROCHEMICAL PRODUCTS


                                                          FIRST HALF  OF     FIRST HALF         CHANGE
                                                                    2003        OF 2002              %

Ethylene (Thousand tonnes)                                         1,533          1,245           23.1
Synthetic resin (Thousand tonnes)                                  2,266          1,838           23.3
Of which: Performance compound resins (Thousand tonnes)          1,114.1          869.7           28.1
Synthetic fiber (Thousand tonnes)                                  597.6          568.2            5.2
Of which: Differential fiber (Thousand tonnes)                     240.6          191.2           25.8
Synthetic fiber monomers and polymers (Thousand tonnes)          2,083.2        1,895.3            9.9
Synthetic rubber (Thousand tonnes)                                 238.8          216.6           10.2
Urea (Thousand tonnes)                                           1,153.8        1,551.1         (25.6)


5.1.2  Cost-saving

In the first half of 2003, the Company carefully implemented its costs-cutting plan, endeavored to reduce purchasing costs of major raw materials such as crude oil, further focused on concrete measures to cut down material and energy consumption, optimized the allocation of resources and logistics, etc. As a result, the Company attained encouraging achievement in reducing costs and improving efficiency. In the first half of 2003, the Company has reduced costs by RMB1.28 billion in total. The breakdown is as follows: RMB359 million in the Exploration and Production Segment, RMB370 million in the Refining Segment, RMB323 million in the Marketing and Distribution Segment and RMB228 million in the Chemicals Segment.

5.1.3  Capital Expenditure

In the first half of 2003, the Company's accumulated capital expenditure reached RMB18.498 billion. The capital expenditure in the Exploration and Production Segment totaled RMB8.645 billion. A batch of major exploration projects proceeded smoothly. The newly added geological reserves of crude oil amounted to approximately 100 million tonnes and the newly added geological reserves of natural gas amounted to 51.7 billion cubic meters. The newly added production capacity of crude oil was 2.59 million tonnes per year, whilst the newly added production capacity of natural gas reached 346 million cubic meters per year. The capital expenditure in the Refining Segment was RMB4.649 billion. The construction of Ningbo-Shanghai-Nanjing crude oil pipeline progressed smoothly and the entire pipeline is expected to commence operation by the end of this year. The technological revamping over the refining facilities for the production of unleaded gasoline was completed and products were put on the market by the planned time. The capital expenditure in the Chemicals Segment was RMB2.351 billion. The Guangzhou Ethylene Renovation project was fully completed and put into production. The paraxylene production facilities in Zhenhai were built and put into production. The second round of ethylene facility revamping in Qilu proceeded without a hitch. Some chemical fertilizer production facilities are also under renovation. The capital expenditure in the Marketing and Distribution Segment was RMB2.732 billion. The construction of petrol stations along expressways, vital communication lines and in key urban areas has been reinforced. The optimized adjustment of depots for refined oil products and other storage and transportation facilities also sped up. The capital expenditure of the headquarters and other subsidiaries of the Company amounted to RMB121 million, which was mainly used in the construction of the Company's ERP system.

Additionally, the joint venture of world-scale ethylene project with bp is in the peak of construction. In the first half of 2003, the Company has according to its equity ratio in the joint venture invested RMB2.058 billion in the Shanghai SECCO project.

5.2 Table showing the principal operations categorized by business segments and the status of the connected transactions

       The data of income from principal operations and cost of principal operations, sales taxes and surcharges of each segment in the following table are extracted from the Company's financial statements prepared under the PRC Accounting Rules and Regulations



                                                                              INCREASE/DECRE-
                                                                              ASE OF COST OF
                                                               INCREASE/DECR-    PRINCIPAL
                                                               EASE OF          OPERATIONS,
                                                               INCOME FROM     SALES TAXES
                                                                  PRINCIPAL           AND
                                         COST OF                 OPERATIONS    SURCHARGES
                                       PRINCIPAL                COMPARED TO    COMPARED TO    INCREASE/
                                     OPERATIONS,                   THE SAME      THE SAME     DECREASE
                        INCOME FROM  SALES TAXES                  PERIOD OF     PERIOD OF    OF  GROSS
CATEGORISED BY            PRINCIPAL          AND  GROSS PROFIT    PRECEDING     PRECEDING       PROFIT
BUSINESS SEGMENTS        OPERATIONS   SURCHARGES  MARGIN RATIO         YEAR          YEAR MARGIN RATIO
                       RMB millions RMB millions             %            %             %  (percentage
                                                                                                point)

Exploration and
production                   32,063       16,345         46.11        42.90         20.45         5.03
Refining                    127,599      123,141          3.43        39.47         40.69       (0.82)
Chemicals                    39,144       35,713          8.77        42.03         41.25         0.51
Marketing and
distribution                111,861       98,271         12.15        35.82         35.83       (0.01)
Others                       28,465       28,249          0.76       156.70        156.72       (0.01)
Elimination of
inter-segment sales        (144,290)    (143,275)            -            -             -            -
Total                       194,842      158,444         18.68        38.55         37.60         0.56
Of which: connected
transactions                 15,667       13,814         11.83        41.12         34.40         4.42


Connected transactions      During the reporting period, the amount of
                            connected transactions entered into between the Company and Sinopec Group Company and its subsidiaries amounted to an aggregate amount of RMB49.633 billion, of which incoming trade amounted to RMB29.716 billion, and outgoing trade amounted to RMB19.917 billion (inclusive of outgoing products and services amounted to RMB19.861 billion). Details of the connected transactions entered into during the reporting period are set out in the notes to the financial statements contained in the interim report.

                            On 20 January 2003, Sinopec Corp. issued an announcement with regard to the leasing of petrol stations by a number of branches of Sinopec Corp. from a number of subsidiaries of Sinopec Group Company. In the year of 2003, Sinopec Corp. has leased approximately 983 petrol stations from, and has entered into approximately 983 new lease agreements with, subsidiaries of Sinopec Group Company. Each of these lease agreements is effective for one year, and expires on 31 December 2003. The amount of annual rental under these new lease agreements in the year 2003 is estimated to amount to about RMB120 million. The Board of Directors of Sinopec Corp. (inclusive of independent directors) believes that with the implementation of those new lease agreements, the Company will minimize its competition against the subsidiaries of Sinopec Group Company, expand and give prominence to the retail operations of refined oil products of the Company, and reinforce its manoeuverability in the market. For further details, please refer to the relevant announcements of Sinopec Corp. published in the domestic newspapers including China Securities News, Shanghai Securities News, and Securities Times, and the newspapers in Hong Kong including South China Morning Post, and Hong Kong Economic Times on 20 January 2003.

                            New lease of land use rights from Sinopec Group Company. At the third meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board of Directors has examined and approved the "Proposal on Lease of Additional Land Use Rights from Sinopec Group Company", and approved Sinopec Corp. to lease in the land use rights of an area of 51.71 million square meters from Sinopec Group Company at an annual rental of RMB273.4717 million; at the meeting, Mr. Wang Jiming was authorized to sign the Agreement on Lease of Land Use Rights. For further details, please refer to the announcements of Sinopec Corp. published in the domestic newspapers including China Securities News, Shanghai Securities News, and Securities Times, and the newspapers in Hong Kong including South China Morning Post and Hong Kong Economic Times on 25 August 2003. All connected transactions incurred during the reporting period have been performed in compliance with its respective agreements as published in the relevant announcements.

Principle of pricing        (1) Government-prescribed prices and government-
for connected               guidance prices are adopted for products or
transactions                projects if such prices are available; (2) where
                            there is neither a government-prescribed price nor a government-guidance price, the market price
                            (inclusive of auction price) will apply; (3) where none of the above is applicable, the agreed price will be based on the reasonable cost incurred plus sales tax and reasonable profit.

5.3    Principal operations in different regions

           |_|  applicable    |x| inapplicable

5.4    Other operating activities with major influences on net profit

           |_|  applicable    |x| inapplicable

5.5 Operations of equity subsidiaries (applicable to circumstances when the return on investment is more than 10% of the listed company's net profit)

           |_|  applicable    |x| inapplicable

5.6 Reasons of material changes in the principal operations and their structure

           |_|  applicable    |x| inapplicable

5.7 Reasons of material changes in the principal operations' earning power (gross profit ratio) as compared to the preceding year

           |x|  applicable    |_| inapplicable

           (Please refer to 5.8)

5.8 Reasons of changes in profit composition as compared to that in the preceding year

           |x|  applicable    |_| inapplicable

       The financial information presented in this section are extracted from the Company's audited financial statements that have been prepared in accordance with IFRS.

       In the first half of 2003, the Company achieved good results of operations. Turnover and other operating revenues were RMB202.5 billion, representing an increase of 38.51% over the first half of 2002. The operating profit was RMB18.5 billion, up by 72.9% compared with that in the first half of 2002. The profit attributable to shareholders was RMB10.7 billion, representing an increase of 98.15% over that in the first half of 2002.

5.8.1  Turnover and other operating revenues

In the first half of 2003, the Company's turnover and other operating revenues were RMB202.5 billion, up by 38.51% over the first half of 2002, of which the Company's turnover was RMB194.9 billion, up by 38.62% over the first half of 2002, principally due to:

(1) Sales of crude oil and natural gas

The Company produces crude oil and natural gas principally to supply its refining and chemical operations. Natural gas and a small portion of the Company's crude oil are sold to the refineries owned by Sinopec Group Company and third party customers. In the first half of 2003, the Company's external sales of crude oil and natural gas were RMB7.1 billion, accounted for 3.51% of the Company's turnover and other operating revenues, representing an increase of 36.54% over the first half of 2002. This was principally due to an increase of realized price and volume of crude oil sold externally compared with that of the first half of 2002. In the first half of 2003, realized price of externally sold crude oil was RMB1,559.46 per tonne (approximately US$ 26.53/barrel), up by 42.14% over the first half of 2002; and the external sales volume of crude oil was 3,303.9 thousand tonnes, up by 2.48% over the first half of 2002. The external sales volume of natural gas was 1.617 billion cubic meters, up by 3.45% over the first half of 2002.

(2) Sales of petroleum products

The Company's external sales of petroleum products primarily consist of refined oil products and other refined products. In the first half of 2003, the external sales of such petroleum products reached RMB143.3 billion, constituting 70.77% of the Company's turnover and operating revenues, up by 38.99% over the first half of 2002.

In the first half of 2003, the sales of gasoline and diesel were RMB102.8 billion, accounted for 71.74% of the Company's sales of petroleum products, up by 37.07% over the first half of 2002. Of which, sales of gasoline was RMB39.2 billion, up by 36.59% over the first half of 2002; the sales of diesel was RMB63.6 billion, up by 37.37% over the first half of 2002. The revenues from other petroleum products (including kerosene, LPG, chemicals feedstock and lubricating oil, etc.) was RMB40.5 billion, accounted for 28.26% of the Company's total revenues from sales of petroleum products, and up by 44.13% over the first half of 2002. The increase of the revenues from sales of gasoline and diesel and other petroleum products was largely because the Company has seized the favorable opportunity when the market prices were increasing and increased its sales volume. Meanwhile, the Company continued to adjust its product mix and marketing profile, which led to increase in sales volume of high octane number gasoline and increase in proportion of gasoline and diesel retail volume among the total sales.

(3) Sales of chemical products

In the first half of 2003, the Company's external sales of chemical products were RMB35.6 billion, accounted for 17.58% of the turnover and other operating revenues of the Company, and up by 43.55% over the first half of 2002. This was mainly because of the significant increase in the sales volume of major chemical products along with the accomplishment of the Company's expansion of ethylene capacities in Shanghai and Yangzi and increase in prices of chemical products by various amounts.

5.8.2 Operating expenses

In the first half of 2003, operating expenses of the Company were RMB184 billion, up by 35.79% over the first half of 2002. Variations of operating expenses mainly lies in the following:

(1) Purchased crude oil, products and operating supplies and expenses

In the first half of 2003, the purchased crude oil, products and operating supplies and expenses of the Company were RMB142.7 billion, up by 41.85% over the first half of 2002, and accounted for 77.55% of the operating expenses. Among others, the purchasing costs of crude oil were RMB75.8 billion, up by 47.47% over the first half of 2002. This was mainly because the Company has outsourced 40.04 million tonnes of crude oil, up by 3.93 million tonnes, or 10.88% over the same period last year; and the average purchasing cost of crude oil climbed to RMB1,894.21 per tonne (approximately US$ 31.13/barrel), up by RMB469.48 per tonne over the first half of 2002, representing an increase of 32.95%. The purchasing costs of other raw material products, operating supplies and expenses were RMB66.9 billion, up by 35.98% over the first half of 2002, mainly because of increased quantities of outsourced gasoline, kerosene, diesel, fuel oil and increased volume of raw materials other than crude oil.

(2) Selling, general and administrative expenses

In the first half of 2003, the selling, general and administrative expenses of the Company were RMB11.3 billion, up by 15.31% over the first half of 2002. This was largely due to 1) the sales volumes of refined oil products and key chemical products increased significantly over those in the first half of 2002, leading to an increase in the selling expenses accordingly; 2) research and development expenses increased by RMB330 million over the first half of 2002.

(3) Depreciation, depletion and amortization

In the first half of 2003, the depreciation, depletion and amortization of the Company were RMB12.4 billion, up by 9.73% over the first half of 2002. The increase was largely due to an increase in properties, plants, equipment and oil & gas properties as a result of capital expenditure.

(4) Exploration expenses

In the first half of 2003, the exploration expenses were RMB2.8 billion, up by 47.37% over the first half of 2002, mainly because the Company seized the opportunity of high oil price in the past two years and increased investments in upstream exploration activities and endeavored to expand upstream resources.

(5) Personnel expenses

In the first half of 2003, the personnel expenses of the Company were RMB8 billion, up by 35.59% over the first half of 2002, mainly because the Company has realized fairly good results in the first half of 2003, and thus increased the amount of performance-related wages.

(6) Other operating expenses, net

In the first half of 2003, other operating expenses (net) totaled RMB0.7 billion, representing an increase of 250.00% over the first half of 2002. This was due to the impairment loss on oil and gas properties and net loss on disposal of property, plant and equipment.

5.8.3  Operating profit

In the first half of 2003, the Company's operating profit was RMB18.5 billion, up by 72.90% over the first half of 2002.

5.8.4  Net finance costs

In the first half of 2003, net finance costs of the Company was RMB2 billion, down by 13.04% compared to the first half of 2002. Among others, reduction of short-term loan led to a decrease in interest expenses of RMB144 million; and the net foreign exchange losses decreased by RMB204 million.

5.8.5  Profit attributable to shareholders

In the first half of 2003, the profit attributable to shareholders was RMB10.7 billion, up by 98.15% over the first half of 2002.

5.9 The cash flow, source of finance and capital structure in this reporting period have experienced no significant change compared with previous financial year.

5.10   Use of the proceeds from share issue

5.10.1 Use of the proceeds from share issue

       |x|  applicable    |_| inapplicable


5.10.1.1 Use of the proceeds from the issue of H share


                                                                           Unit: RMB100 million

                                                                    Total amount of
                                                                 proceeds used in this
                                                                    reporting period             16.59
                                                                    Total amount of
Total proceeds from share issue                       243.26     proceeds already used          227.12

                                                                                           WHETHER THE
                                                PROPOSED                                       PLANNED
                                           INVESTMENT IN                         ACTUAL   PROGRESS AND
                                                    THIS                 INVESTMENT IN        EXPECTED
                                               REPORTING            ANY  THIS REPORTING     RETURN ARE
PROJECTS UNDER COMMITMENT                         PERIOD         CHANGE          PERIOD      SATISFIED

Oil and natural gas exploration  and
production                                         12.00             No           12.00            Yes
Yangzi BASF integration project                     2.60             No            2.60            Yes
Shanghai Secco Project                              1.99             No            1.99            Yes
Total                                              16.59              -           16.59              -


5.10.1.2 Use of the proceeds from the issue of A share


                                                                               Unit: RMB100 million

                                                                    Total amount of
                                                                 proceeds used in this
                                                                    reporting period             10.14
                                                                    Total amount of
Total proceeds from share issue                       116.48     proceeds already used           94.76

                                                                                           WHETHER THE
                                       PROPOSED                                                PLANNED
                                  INVESTMENT IN                         ACTUAL            PROGRESS AND
                                           THIS                  INVESTMENT IN                EXPECTED
TOTAL PROCEEDS                        REPORTING                 THIS REPORTING              RETURN ARE
FROM SHARE ISSUE                         PERIOD    ANY CHANGE           PERIOD   YIELD       SATISIFED

Ningbo-Shanghai-Nanjing crude
oil pipeline                               8.14            No             8.14       -             Yes
Southwest oil products pipeline            2.00            No             2.00       -            Yes*
Total                                     10.14             -            10.14       -             Yes


*Reasons of inability to              Through optimization and adjustment for the southwest oil
satisfy the planned progress          product pipeline project, the State Council has approved the
and expected return                   feasibility study report on 27 May 2003. The total investment is RMB3.54  billion. The pipeline is 1,691 km long and it is expected to be completed and put into operation in the
                                      beginning of 2005.
Reasons of changes and reasons        No
of changes of procedures


5.10.2 Change of projects

           |_| applicable    |x| inapplicable

5.11   Business prospects and operating plan for the second half year of 2003

           |_| applicable    |x| inapplicable

5.11.1 Market Analysis

Looking into the second half of 2003, the Company believes that the economic development, market environment and the trend in the energy and chemical industry will feature the following:

OPPORTUNITIES

O Global economy is expected to maintain a slow growth, whereas China is to sustain a stable, healthy and rapid growth. Chinai|s GDP growth rate for 2003 is estimated to exceed 7%, thus boosting domestic demand for petroleum and petrochemical products. In particular, the burgeoning automobile consumption in China will further push up the demand for refined oil products and create a favourable market environment for the Company to expand its overall business volume;

O According to an analysis of the global crude oil supply and demand, the price of crude oil in the international market in the second half of 2003 is to fall down as a whole but would still remain at a relatively high level;

O With the increase in domestic demand for refined oil products, the Company's refining margin is expected to maintain a fairly good level;

O As the global economy slowly grows and with the gradual recovery of the chemical sector, it is estimated that the margin of the Company's chemicals will also pick up;

O In regard to the domestic macro-environment, the PRC government will continue to make even greater efforts in cracking down smuggling of refined oil products, accelerate the establishment of domestic market system for refined oil products, hence, the domestic market environment will be further improved.

CHALLENGES

O The recovery of the global economy is still subject to many uncertainties. There exist many variables, which will have a bearing on the prices of international crude oil, refined oil products and chemical products, thus bring forth challenges against the Company in terms of adjusting to market changes and managing production and business operations;

O SARS may still leave some impact on the economic growth, which will affect the prices and domestic consumption of chemical products in the short run.

5.11.2   Production and Business Operations

The Company will continue to follow the market, improve its capability in responding to market changes, adopt more stringent management practices, optimize its resources, reduce costs and cut down expenses, seize opportunities, expand production and sales volume and improve its profitability as a whole.

O        Exploration and Production Segment

Greater efforts are to be made in terms of exploration in key areas to realize a reserves replacement rate of over 100% for the full year of 2003. We aim to accelerate the construction of production capacity, focus on the development of economic reserves, implement rolling exploration and development activities for reserves and furnish supporting facilities for construction of production capacity in frontier areas. We will adopt advanced technologies to enhance the recovery rate and realize high-efficiency production. We will also increase the commercial rate of natural gas and endeavor to cut down the production costs of crude oil and natural gas. In the second half of 2003, the Company plans to produce 19.3 million tonnes of crude oil and 2.76 billion cubic meters of natural gas.

O        Refining Segment

Close heed will be paid to track down the changes in the international crude oil market. The Company shall continue to purchase crude oil by flexible means with an aim to bring down purchasing costs. The company will also optimize the allocation of resources, and adjust the product mix to increase the portion of chemical feedstock and products with high added value. We will actively expand the export volume and increase the utilization rate of facilities. Further focus will be put on scientific and technological advancement so as to keep the light yield rate and the refining yield at a relatively high level. The Company will continue to make even greater efforts in marketing the lubricating oil, LPG, petroleum coke and asphalt, etc. to improve profitability. In the second half of 2003, the Company plans to process 56.50 million tonnes of crude oil.

O        Marketing and Distribution Segment

Continued efforts will be taken to optimize marketing structure and enhance the retail and direct distribution volume. Continued focus will be put to optimize the layouts of petrol stations, improve the quality of customer service and to increase the throughput per petrol station. We will also optimize the inter-regional logistics and bring down the transportation costs. We aim to complete the flattening of the management hierarchy and reduce administrative expenses. The southwestern refined products pipeline shall also commence construction. In the second half of 2003, the Company targets the total domestic sales volume of refined oil products at 37.80 million tonnes, including a retail volume of 19.60 million tonnes and a direct distribution volume of 7.10 million tonnes.

O        Chemicals Segment

The Company will ensure that the principal petrochemical facilities are run at full load, optimize and adjust the production plan and increase the output of products with high added value. We shall emphasize on the adjustment of the feedstock structure and optimization of feedstock for ethylene, and increase ethylene and propylene yield through resorting to technological advancements. We will strengthen market segmentation analysis, improve the customer service and increase market shares. The Company plans to produce 1.55 million tonnes of ethylene in the second half of 2003.

In the second half of 2003, the Company will continue to carry out its operating strategy featuring "expanding resources, expanding markets, cost saving and prudent investment". The Company will endeavor to adjust the industrial structure and product mix, adopt flexible operation tactics, realize the production and operation objectives for the full year of 2003 in a comprehensive way, and keep posting sound operational results.

5.12 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

         |x|  applicable    |_|  inapplicable

         The net profit of RMB9.765 billion realized in this reporting period amounted to an increase of 116.81% over the same period of last year. The company estimates the crude oil and oil product price will remain at a relative high level, chemical product prices remain at recovering stage of the chemical cycle; meanwhile the Company will make reasonable arrangement for production operations, enlargement of business volume and reduction of costs. It is estimated that the accumulative net profit during the first three quarters of this year may improve to a large extent comparing with the same period of last year.

         |_|  applicable    |x| inapplicable

5.13 Explanation of the management about the auditors' "non-standard opinion" for the reporting period

          |_| applicable    |x| inapplicable

5.14 Explanation of the management about the subsequent changes and the follow up actions of the matters in connection with the auditors' "non-standard opinion" in the last financial year

         |_| applicable    |x| inapplicable

6.       SIGNIFICANT EVENTS

6.1      Acquisition, sale of assets and assets reorganisation

6.1.1    Acquisition and purchase of assets

         |_|  applicable    |x| inapplicable

6.1.2    Sale and disposal of assets

         |_| applicable     |x| inapplicable

6.1.3 Progress and impact on financial position and operating results of the relevant event after the issue of asset reorganisation report or announcement of acquisition and sale of assets

         |_| applicable     |x| inapplicable

6.2      Guarantees

         |_| applicable     |x| inapplicable


                                                                                                WHETHER
                                                                                              OR NOT TO
                            DATE OF                               GUARANTEE    EXPIRE            RELATED
NAME OF  GUARANTEE          EXECUTION        AMOUNT TYPE          PERIOD       OR NOT            PARTIES
                                                RMB                                             (Yes/No)
                                              millions

BASF-YPC  Company Limited   2003.03.07        4,680  Several      2003.03.07-  Not yet              Yes
                                                     liability    2008.12.31
                                                     guarantee

Others                                          476  Several                   Not yet
                                                     liability
                                                     guarantee

Total amount of guarantee                     4,713
incurred for the period
Total amount of guarantee                     5,156
Of which: total balance                       5,115
of guarantees  to related
parties


6.3      Provision of fund to and fund provided by connected party

         |x|  applicable    |_| inapplicable


                                                                                        Unit: RMB million
                                         PROVISION OF FUND TO CONNECTED     FUND PROVIDED BY CONNECTED PARTY TO
CONNECTED PARTY                                      PARTY                              THE COMPANY
                                              OCCURRENCE           BALANCE         OCCURRENCE            BALANCE

Sinopec Group Company and its                      1,685            21,729              3,859             57,906
subsidiaries
Total                                              1,685            21,729              3,859             57,906


6.4      Material litigation and arbitration

         |_| applicable    |x| inapplicable

6.5 Explanations of other significant events, their impact and proposed solutions

         |x| applicable    |_| inapplicable

(1) Issuance of corporate bonds

At the third meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board of Directors examined and approved the Proposal on Issuance of Corporate Bonds of RMB3.5 billion in China. For further details, please refer to the announcements of Sinopec Corp. published in the domestic newspapers including China Securities News, Shanghai Securities News, and Securities Times, and in the newspapers in Hong Kong including South China Morning Post and Hong Kong Economic Times on 25 August 2003.

(2) Cooperation of natural gas development in East China Sea

On 19 August 2003, Sinopec Group Company, on behalf of Sinopec Corp., reached an agreement with China National Offshore Oil Corporation, Shell and Unocal to explore, develop and market oil and natural gas resources in the East China Sea.

The agreement comprises five contracts, the subject areas of which are all located in the Xihu Trough, including three exploration contract areas and two development contract areas, covering a total area of approximately 22,000 square kilometres.

Sinopec Corp. and CNOOC Limited have a 30 per cent interest each with Shell and Unocal each holding 20 per cent interest in this project. According to international practice, Sinopec Corp. and CNOOC Limited will be compensated appropriately for the proved reserves discovered by each of them.

The five contract areas represent a large acreage that has hitherto encountered multiple discoveries and yet is relatively under-explored with considerable potential. The proximity of the Xihu Trough to the growing energy market in East China makes it an attractive investment opportunity for the project participants. The first project under the five contracts will be in the Chunxiao development area, which is expected to supply gas in mid 2005.

6.6    Dividend Distribution Policy for the year ended 31 December 2002

As approved at the 2002 Annual General Meeting of Sinopec Corp., according to the final Dividend Distribution Policy for the year ended 31 December 2002, a final cash dividend of RMB0.06 (inclusive of tax) per share was distributed, which amounted to a total cash dividend of RMB5.202 billion. Shareholders whose names appeared on the register of members of Sinopec Corp. on 20 June 2003 had already received the final dividend. For further details, please refer to the relevant announcements of Sinopec Corp. published in the domestic newspapers including "China Securities News", "Shanghai Securities News", and "Securities Times", and the newspapers in Hong Kong including "South China Morning Post" and "Hong Kong Economic Times" on 17 June 2003.

6.7    Dividend Distribution Policy or Capital Reserve Conversion Policy

At the 2002 Annual General Meeting of Sinopec Corp., it was approved that the Board of Directors was authorized to distribute an interim dividend for the financial year of 2003. As approved at the third meeting of the Second Session of the Board of Directors, according to the Interim Dividend Distribution Policy for the period ended 30 June 2003, an interim cash dividend of RMB0.03 (inclusive of tax) per share is to be distributed, based on the total number of shares (86,702.439 million shares) as at 30 June 2003, which amounted to a total cash dividend of approximately RMB2.601 billion.

The interim dividend will be distributed on or before Tuesday, 30 September 2003 to the shareholders whose names appear on the register of members of Sinopec Corp. on Friday, 19 September 2003.

Holders of H shares who wish to receive the interim dividends shall lodge their share certificate(s) and transfer forms with Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17/F., Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong for registration of transfer, no later than 4:00pm on Thursday, 11 September 2003. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 15 September 2003 to Friday, 19 September 2003, both dates inclusive.

Dividends will be denominated and declared in Renminbi. Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollar. The exchange rate for dividends to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollar to Renminbi published by Bank of China during the calendar week (from 11 August 2003 to 15 August 2003) prior to the date of declaration of dividends, being Friday, 22 August 2003.

7.     FINANCIAL STATEMENTS

The following are a summary of the audited consolidated income statements of China Petroleum & Chemical Corporation (the "Company") and its subsidiaries (the "Group") for the reporting period ended 30 June 2003 extracted from the audited financial statements of the Group prepared under the PRC Accounting Rules and Regulations and IFRS, together with comparative figures of 2002.

7.1    Auditors' opinion

Financial statements      |_| Unaudited                   |x|  Audited

Auditors' opinion         |x| Standard and unqualified    |_|  Non-standard
                              opinion                          opinion

(1) Report of the PRC auditors

To the shareholders of China Petroleum & Chemical Corporation:
We have audited the accompanying Company's consolidated balance sheet and balance sheet at 30 June 2003, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the period then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We have conducted our audit in accordance with the "China's Independent Auditing Standards of the Certified Public Accountants" to give reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, an assessment of the accounting policies adopted by and the significant estimates made by the Company in the preparation of the financial statements, and an assessment of the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion set out below.

In our opinion, the above-mentioned financial statements comply with the relevant requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises and present fairly, in all material respects, the Company's consolidated financial position and financial position at 30 June 2003, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the period then ended.

KPMG HUAZHEN                      CERTIFIED PUBLIC ACCOUNTANTS
                                  REGISTERED IN THE PEOPLE'S REPUBLIC OF CHINA

Level 16                          LUO ZHENG
China World Tower 2               JIN NAIWEN
China World Trade Centre
No. 1, Jian Guo Men Wai Avenue    22 August 2003
Beijing, The People's Republic
of China
Post Code: 100004

(2) Report of the international auditors

TO THE SHAREHOLDERS OF
CHINA PETROLEUM & CHEMICAL CORPORATION

We have audited the interim financial statements on pages 71 to 97 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of interim financial statements which give a true and fair view. In preparing interim financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those interim financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the interim financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the interim financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the interim financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the interim financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2003 and of the Group's profit and cash flows for the six-month period ended 30 June 2003 and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

KPMG

Certified Public Accountants
Hong Kong, China, 22 August 2003

7.2    The Group's and the Company's income statements with comparatives

7.2.1 Financial statements prepared in accordance with the PRC Accounting Rules and Regulations

INCOME STATEMENTS AND PROFIT APPROPRIATION STATEMENTS


                                                                                Unit: RMB millions
                                           SIX-MONTH PERIODS ENDED 30     SIX-MONTH PERIODS ENDED 30
                                                   JUNE 2003                      JUNE 2002
                                              THE  GROUP    THE COMPANY      THE  GROUP    THE COMPANY

INCOME FROM PRINCIPAL OPERATIONS                 194,842        132,267         140,628         98,334
Less:  Cost of sales                             152,303        111,788         109,372         81,870
Sales taxes and surcharges                         6,141          3,855           5,776          3,550

PROFIT FROM PRINCIPAL OPERATIONS                  36,398         16,624          25,480         12,914
Add:  Profit from other operations                   583             77             498             18
Less:  Selling expenses                            6,692          4,448           6,468          4,463
Administrative expenses                            9,646          6,173           8,017          4,800
Financial expenses                                 2,234          1,200           2,452          1,597
Exploration expenses, including dry
holes                                              2,784          1,966           1,909          1,244

OPERATING PROFIT                                  15,625          2,914           7,132            828
Add:  Investment income                              341         11,949             186          5,922
Non-operating income                                  88             29             144             72
Less:  Non-operating expenses                        768            568             345            249

PROFIT BEFORE TAXATION                            15,286         14,324           7,117          6,573
Less:  Taxation                                    4,762          4,559           2,174          2,069
Minority interests                                   759                            439

NET PROFIT                                         9,765          9,765           4,504          4,504
Add:  Undistributed profits at the
beginning of the period                           12,569         12,569          16,942         16,942

DISTRIBUTABLE PROFITS                             22,334         22,334          21,446         21,446
Less:  Transfer to statutory surplus
reserve                                              977            977             450            450
Transfer to statutory public welfare
fund                                                 977            977             450            450
DISTRIBUTABLE PROFITS TO SHAREHOLDERS             20,380         20,380          20,546         20,546
Less: Ordinary shares' dividends paid
and payable                                        5,202          5,202           6,936          6,936

UNDISTRIBUTED PROFITS
(Including dividend declared after
the balance sheet date
of RMB2,601 million (2002:
RMB1,734 million))                                15,178         15,178          13,610         13,610


7.2.2  Financial statements prepared in accordance with IFRS

CONSOLIDATED INCOME STATEMENT


                                                                              Unit: RMB millions
                                                                              SIX-MONTH PERIODS
                                                                                ENDED 30 JUNE
                                                                                  2003           2002

TURNOVER AND OTHER OPERATING REVENUES

Turnover                                                                      194,842         140,628
Other operating revenues                                                        7,632           5,569
                                                                              202,474         146,197

OPERATING EXPENSES
Purchased crude oil, products and operating supplies and expenses            (142,681)       (100,571)
Selling, general and administrative expenses                                  (11,272)         (9,814)
Depreciation, depletion and amortisation                                      (12,444)        (11,346)
Exploration expenses, including dry holes                                      (2,784)         (1,909)
Personnel expenses                                                             (8,031)         (5,873)
Taxes other than income tax                                                    (6,141)         (5,776)
Other operating expenses, net                                                    (685)           (201)

TOTAL OPERATING EXPENSES                                                     (184,038)       (135,490)

OPERATING PROFIT                                                               18,436          10,707
FINANCE COSTS
Interest expense                                                               (2,119)         (2,263)
Interest income                                                                   142             130
Foreign exchange losses                                                           (38)           (259)
Foreign exchange gains                                                             14              31

NET FINANCE COSTS                                                              (2,001)         (2,361)
Investment income                                                                  28              42
Share of profits less losses from associates                                      271              90

PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION                                16,734           8,478
Taxation (Note 7.3.3)                                                          (5,261)         (2,594)

PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION                                 11,473           5,884
Minority interests                                                               (772)           (451)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                            10,701           5,433
BASIC EARNINGS PER SHARE                                                         0.12            0.06

DIVIDENDS ATTRIBUTABLE FOR THE PERIOD:

Interim dividend declared after the balance sheet date                          2,601           1,734


7.3    Notes to the financial statements

7.3.1 Change in accounting policy in the financial statements prepared in accordance with the PRC Accounting Rules and Regulations during the reporting period

       The change in accounting policy of the Group are in conformity with the revised "Accounting Regulations for Business Enterprises - Post Balance Sheet Events". According to the original "Accounting Regulations for business Enterprises - Post Balance Sheet Events", appropriation of profit for the current period in accordance with the approval by the Board of Directors after the balance sheet date is an adjusting event. Pursuant to the revised "Accounting Regulations for Business Enterprises - Post Balance Sheet Events" (Cai Guan [2003] No. 12) issued by MOF on 14 April 2003, cash dividends for the current period declared and approved by the Board of Directors after the balance sheet date is presented separately under the shareholders' funds on the balance sheet. The Company and its subsidiaries have adpoted the revised regulation on the cash dividends retrospectively.

       The above change in accounting policy has increased the undistributed profits at the beginning of the year 2003 by RMB 5,202 million, while the accumulative effect on prior years is as follows:


                                             BEFORE ADJUSTMENTS         ADJUSTMENTS   AFTER ADJUSTMENTS
                                                   RMB millions        RMB millions        RMB millions

Undistributed profits at
1 January 2002                                           10,006               6,936              16,942
Undistributed profits at
31 December 2002                                          7,367               5,202              12,569
Dividend payable at
31 December 2002                                          5,202              (5,202)                  -


7.3.2  Segmental reporting prepared in accordance with IFRS

Information on the Group's business segments is as follows:


                                                                                SIX-MONTH PERIODS
                                                                                  ENDED 30 JUNE
                                                                                   2003            2002
                                                                           RMB millions    RMB millions


TURNOVER
Exploration and production
xternal sales                                                                    7,083           5,185
Inter-segment sales                                                              24,980          17,252

                                                                                 32,063          22,437

Refining
External sales                                                                   26,909          21,991
Inter-segment sales                                                             100,690          69,500

                                                                                127,599          91,491

Marketing and distribution
External sales                                                                  110,231          81,081
Inter-segment sales                                                               1,630           1,281

                                                                                111,861          82,362

Chemicals
External sales                                                                   35,554          24,800
Inter-segment sales                                                               3,590           2,760

                                                                                 39,144          27,560

Corporate and others
External sales                                                                   15,065           7,571
Inter-segment sales                                                              13,400           3,518

                                                                                 28,465          11,089

Elimination of inter-segment sales                                             (144,290)        (94,311)
TURNOVER                                                                        194,842         140,628

OTHER OPERATING REVENUES
Exploration and production                                                        2,952           2,373
Refining                                                                          2,025             970
Marketing and distribution                                                          202              49
Chemicals                                                                         1,969           1,971
Corporate and others                                                                484             206

OTHER OPERATING REVENUES                                                          7,632           5,569

TURNOVER AND OTHER OPERATING REVENUES                                           202,474         146,197

                                                                              SIX-MONTH PERIODS ENDED 30
                                                                                           JUNE
                                                                                   2003            2002
                                                                           RMB millions    RMB millions

RESULT

OPERATING PROFIT
By segment

- Exploration and production                                                     10,298           6,610
- Refining                                                                        2,612           1,589
- Marketing and distribution                                                      5,461           3,283
- Chemicals                                                                         691            (476)
- Corporate and others                                                             (626)           (299)


TOTAL OPERATING PROFIT                                                           18,436          10,707
SHARE OF PROFITS LESS LOSSES FROM ASSOCIATES
- Exploration and production                                                        181              52
- Refining                                                                            4              (6)
- Marketing and distribution                                                         40               7
- Chemicals                                                                         (26)             (8)
- Corporate and others                                                               72              45

AGGREGATE SHARE OF PROFITS LESS LOSSES FROM ASSOCIATES                              271              90
FINANCE COSTS
Interest expense                                                                 (2,119)         (2,263)
Interest income                                                                     142             130
Foreign exchange losses                                                             (38)           (259)
Foreign exchange gains                                                               14              31

NET FINANCE COSTS                                                                (2,001)         (2,361)
Investment income                                                                    28              42

PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION                                  16,734           8,478
Taxation                                                                         (5,261)         (2,594)

PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION                                   11,473           5,884
Minority interests                                                                 (772)           (451)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                              10,701           5,433


7.3.3      Taxation prepared in accordance with IFRS

Taxation in the consolidated income statement represents:


                                                                           SIX-MONTH PERIODS ENDED 30
                                                                                      JUNE
                                                                                   2003           2002
                                                                            RMB millions   RMB millions

Provision for PRC income tax
- the Group                                                                        5,117          1,994
- associates                                                                          68             14
Deferred taxation                                                                     76            586

                                                                                   5,261          2,594



The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

7.3.4    Cost of inventories

The cost of inventories recognised as an expense in the consolidated income statement prepared in accordance with IFRS amounted to RMB 155,598 million for the six-month period ended 30 June 2003 (2002: RMB 115,010 million).

7.3.5 During the reporting period, there are no changes in the scope of consolidation of the financial statements prepared under the PRC Accounting Rules and Regulations and IFRS.

8.       REPURCHASE, SALES AND REDEMPTION OF SHARES

During this reporting period, the Company did not repurchase, sell or redeem any securities of Sinopec Corp.

9.       COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Board of Directors of Sinopec Corp. believes that, during this reporting period, Sinopec Corp. complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange.

10. A detailed results announcement containing all the information required by paragraphs 46(1) to (6) of Appendix 16 to the Listing Rules of the Stock Exchange will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The chinese version shall prevail.

                                                         By Order of the Board
                                                                  CHEN TONGHAI
                                                                      Chairman

Beijing, the PRC, 22 August 2003